EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604 682 3701 F (604) 682 3600 avino.com

May 27, 2025

AVINO REPORTS VOTING RESULTS OF ITS 2025 ANNUAL GENERAL MEETING

AND ELECTS NEW DIRECTOR; FILES FINAL BASE SHELF PROSPECTUS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) is pleased to report the voting results for its Annual General Meeting of shareholders (“2025 AGM”) held on Tuesday, May 27, 2025, in Vancouver, British Columbia. All resolutions proposed to shareholders were duly passed.

A total of 55,398,446 common shares of the Company, representing approximately 38.59% of the Company’s issued and outstanding common shares as of the record date were voted. Shareholders voted in favour of all matters brought before the 2025 AGM. The specific voting results were as follows:

NUMBER OF DIRECTORS

Resolution	Votes For	% For	Votes Against	% Against
Set the number of Directors at Five	53,632,131	96.81%	1,766,315	3.19%

ELECTION OF DIRECTORS

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Ronald Andrews	22,596,940	91.28%	2,159,396	8.72%
Peter Bojtos	13,963,669	56.40%	10,792,666	43.60%
Michael Clark	24,396,275	98.55%	360,060	1.45%
Carolina Ordoñez	22,078,760	89.18%	2,677,575	10.82%
David Wolfin	24,449,952	98.76%	306,383	1.24%

APPOINTMENT OF REMUNERATION OF AUDITOR

Resolution	Votes For	% For	Votes Withheld	% Withheld
Appoint Deloitte LLP, as auditor for the Company for the ensuing year and set remuneration	54,171,436	97.79%	1,227,008	2.21%

Board of Directors – Composition Updates

Avino is pleased to announce the election of Michael Clark to its Board of Directors, as a new director, effective today.

May 27, 2025 - Avino Silver & Gold Mines Ltd. – News Release

AVINO REPORTS VOTING RESULTS OF ITS 2025 ANNUAL GENERAL MEETING

AND ELECTS NEW DIRECTOR; FILES FINAL BASE SHELF PROSPECTUS

Mr. Clark serves as Executive Vice President, Chief Financial Officer & Corporate Secretary of Contango ORE, Inc. He previously served as Chief Financial Officer and Corporate Secretary for Alexco Resource Corp. (“Alexco”) from December 2014 to September 2022 at which time Alexco was acquired by Hecla Mining Company. Between 2010 and 2014, Mr. Clark served as Chief Financial Officer of Goldgroup Mining Inc. and from 2007 to 2010 Mr. Clark served as Chief Financial Officer for the Grosso Group and its member companies. Mr. Clark is a Chartered Professional Accountant and holds a Bachelor of Technology in Accounting degree from the British Columbia Institute of Technology. Between 2016 and 2020, Mr. Clark also served on the Board of Trustees for the Burnaby Hospital Foundation as Chair of the Finance Committee.

In addition to the election of Michael Clark, the Board also appointed Mr. Ronald Andrews as Chairman of the Board.

The Board thanks Mr. Peter Bojtos for his service as former Chairman. Mr. Bojtos will continue in his role as a Director of the Company and member of the Company’s Audit Committee.

Avino Announces Filing of Final Base Shelf Prospectus

The Company today announced that it has obtained a receipt for the final short form base shelf prospectus (the “Shelf Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada, with the exception of Québec. A corresponding registration statement on Form F-10 has been filed with the United States Securities and Exchange Commission (the “SEC”) under the United States Securities Act of 1933, as amended and the U.S./Canada Multijurisdictional Disclosure System (the “Registration Statement”) and is expected to  become effective soon under the U.S./Canada Multijurisdictional Disclosure System.

The Shelf Prospectus and Registration Statement will allow the Company to offer and issue up to US$100 million of common shares, warrants, subscription receipts, units, debt securities, or any combination of such securities (collectively, the “Securities”) during the 25-month period that the Shelf Prospectus remains effective.

Securities may be offered under the Shelf Prospectus (and corresponding Registration Statement) separately or together, offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and, subject to applicable regulations, may include “at-the-market” transactions, public offerings or strategic investments. The specific terms of any offering of Securities, if any, including the use of proceeds from such offering, will be set forth in a shelf prospectus supplement pertaining to such offering to be filed with applicable securities regulatory authorities

Copies of the Shelf Prospectus and Registration Statement may be obtained on request without charge from the Company at Suite 900-570 Granville St., Vancouver, British Columbia, V6C 3P1, Canada, telephone (604) 682-3701 and can be found under the Company’s SEDAR+ profile at www.sedarplus.com and on EDGAR at www.sec.gov, respectively.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Avino:

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long-term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Early in 2024, the pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry stack tailings facility for more than one year now with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

May 27, 2025 - Avino Silver & Gold Mines Ltd. – News Release

AVINO REPORTS VOTING RESULTS OF ITS 2025 ANNUAL GENERAL MEETING

AND ELECTS NEW DIRECTOR; FILES FINAL BASE SHELF PROSPECTUS

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the expected operations at the Company’s mineral properties. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com